

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

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June 22, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division of the Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:

Subject: GOLDCORP INC.

We confirm that the following English material was sent by pre-paid mail on June 22, 2004, to the registered shareholders of common shares of the subject Corporation:

1. Outlook –Summer 2004 –Volume 1-Number 1

We further confirm that a copy of the above was mailed to all non-registered shareholders whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Dimitrios Michalitsianos
Assistant Account Manager
Client Services
(416) 263-9296
(416) 981-9800 Fax